UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K




                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 2000


                                       OR

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

           For the transition period from              to
                                          ------------    ------------

                         Commission File Number 1-14036


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  DST SYSTEMS, INC. 401(K) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                DST SYSTEMS, INC.
                              333 West 11th Street
                           Kansas City, Missouri 64105

                              REQUIRED INFORMATION



1.   Report of PricewaterhouseCoopers LLP

2. Audited Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999

3. Audited Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2000 and 1999

4.   Notes to Financial Statements

5.   Schedule of Assets Held for Investment Purposes at End of Year

6.   Signature Page

7.   Consent of PricewaterhouseCoopers LLP (Exhibit 23.1)

DST SYSTEMS, INC.
401(K) PROFIT
SHARING PLAN
FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION
DECEMBER 31, 2000 AND 1999

DST SYSTEMS, INC. 401(K) PROFIT SHARING PLAN
INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
--------------------------------------------------------------------------------


                                                                          PAGE

REPORT OF INDEPENDENT ACCOUNTANTS                                          1

FINANCIAL STATEMENTS:

     Statements of Net Assets Available for Benefits                       2

     Statements of Changes in Net Assets Available for Benefits            3

     Notes to Financial Statements                                        4-9


ADDITIONAL INFORMATION*                                                 SCHEDULE

     Line 4i - Schedule of Assets Held for Investment Purposes
        At End of Year                                                     I


* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and the Advisory Committee of the DST Systems, Inc. 401(k) Profit Sharing Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the DST Systems, Inc. 401(k) Profit Sharing Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP

Kansas City, Missouri
June 25, 2001

DST SYSTEMS, INC. 401(K) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------




                                                     DECEMBER 31,
                                            2000                    1999
                                            ----                    ----


Cash and cash equivalents            $       1,011,782
Investments:
     Mutual funds                           61,637,108        $      49,514,724
     DST Common Stock                        3,867,787
     Investment in Master Trust            191,211,573
     Loans to participants                   1,326,437

                                     --------------------     ------------------

                                           259,054,687               49,514,724


Receivables:
     Employer contributions                  5,535,714

                                     --------------------     ------------------


Net assets available for benefits    $     264,590,401        $      49,514,724

                                     --------------------     ------------------




   The accompanying notes are an integral part of these financial statements.

DST SYSTEMS, INC. 401(K) PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------




                                                   YEAR ENDED DECEMBER 31,
                                                   2000               1999
                                                   ----               ----
Investment income:
     Dividends, interest and other
        distributions                    $      5,421,529       $    3,170,742
     Net appreciation (depreciation)
        in fair value of investments          (15,278,318)          13,233,573
     Net appreciation (depreciation)
        in fair value of investment
        in Master Trust                        35,538,869
                                         ------------------   ------------------
                                               25,682,080           16,404,315
                                         ------------------   ------------------

Contributions:
     Employer                                  23,330,703
     Participants                              24,975,504            9,133,561
                                         ------------------   ------------------
                                               48,306,207            9,133,561
                                         ------------------   ------------------
                                               73,988,287           25,537,876


Transfer from DST Profit Sharing Plan         158,414,150
Benefits paid to participants                 (17,289,613)          (2,904,992)
Administrative expenses                           (37,147)
                                         ------------------   ------------------

Net change in net assets available for
        benefits                              215,075,677           22,632,884

Net assets available for benefits:

     Beginning of year                         49,514,724           26,881,840
                                         ------------------   ------------------

     End of year                         $    264,590,401       $   49,514,724

                                         ------------------   ------------------



   The accompanying notes are an integral part of these financial statements.

DST SYSTEMS, INC. 401(K) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


1. DESCRIPTION OF THE PLAN

The DST Systems, Inc. 401(k) Profit Sharing Plan is a contributory, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

Effective January 1, 2000, the DST Systems, Inc. Profit Sharing Plan (the Profit Sharing Plan) merged into the DST Systems, Inc. 401(k) Plan (the 401(k) Plan) to form the DST Systems, Inc. 401(k) Profit Sharing Plan (the Plan). The net assets available for Plan benefits of the Profit Sharing Plan at December 31, 1999 is shown as a transfer into the Plan on the Plan's financial statements for the year ended December 31, 2000. The Form 5500 for both the Profit Sharing Plan and the 401(k) Plan reflects the transfer as of end of business on December 31, 1999.

SPONSOR
The Plan Sponsor is DST Systems, Inc. ("DST") and certain of its subsidiaries and affiliates (the Sponsor).

TRUSTEE AND INVESTMENT MANAGER
The trustee of the Plan is UMB Bank, n.a. (the Trustee). The Trustee holds and administers all assets of the Plan in accordance with the provisions of the Plan agreement.

The investment manager of the DST Systems, Inc. Master Trust ("Master Trust") is Ruane, Cunniff & Co., Inc. (the Investment Manager).

ADMINISTRATION OF THE PLAN
An advisory committee (the Advisory Committee), which consists of members who are selected by the Board of Directors of DST, has full power, authority and responsibility to control and manage the operations and administration of the Plan. All expenses of operating the Plan are paid out of Plan assets, except to the extent the Sponsor decides to pay these expenses.

ELIGIBILITY
All full-time employees of the Sponsor who are not members of a collective bargaining unit are eligible to participate in the Plan on the Plan entry date. The Plan entry date is the first day of the calendar month following the date an employee, other than seasonal or temporary, completes one hour of service. Seasonal and temporary employees must complete 1,000 hours of service, as defined in the Plan agreement, prior to entering the Plan.

CONTRIBUTIONS
Contributions are made through participant salary reductions and rollovers from other qualified plans. Participants can contribute from 1% to 15% of their annual gross salary to the Plan (subject to Internal Revenue Service limitations).

Sponsor 401(k) contributions consist of a dollar-for-dollar match of the first 3% of participant contributions ("highly compensated employees" are subject to Internal Revenue Service limitations).

In addition, the Sponsor may make discretionary profit sharing contributions. An employee must complete 1,000 hours of service during the Plan year and be employed on December 31st to be eligible.

PARTICIPANT ACCOUNTS
Each participant's account is credited with the participant's contributions, matching contributions, profit sharing contributions, rollover contributions, forfeitures of terminated participants' nonvested accounts and an allocation of Plan earnings or losses. Allocations of earnings or losses are based on account balances. Forfeitures are allocated based upon a participant's eligible compensation as provided in the Plan agreement. Discretionary contributions are allocated to participant accounts based on the proportion which the participant's eligible compensation bears to the aggregate eligible compensation of all participants for the year. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING
Participants are always 100% vested in their own contributions and rollover contributions (as adjusted to reflect investment earnings and losses).

Participants originally employed by the Sponsor prior to January 1, 2000, will become vested in Sponsor matching contributions and Sponsor profit sharing contributions (as adjusted to reflect investment earnings and losses) in accordance with the following schedule:

                  YEARS OF SERVICE                   PERCENTAGE VESTED
                  ----------------                   -----------------
                     less than 1                              0%
                  1 but less than 2                          10%
                  2 but less than 3                          20%
                  3 but less than 4                          30%
                  4 but less than 5                          60%
                      5 or more                             100%

Participants not within the above categories will be vested in Sponsor matching contributions and Sponsor profit sharing contributions (as adjusted to reflect investment earnings and losses) according to the following schedule:

                  YEARS OF SERVICE                   PERCENTAGE VESTED
                  ----------------                   -----------------
                      less than 3                             0%
                  3 but less than 4                          30%
                  4 but less than 5                          60%
                      5 or more                             100%


INVESTMENT OPTIONS
Participants may direct their contributions into DST Common Stock ($0.01 par value) or any number of the mutual fund investment options as selected by the Advisory Committee. The investment options contain different degrees of risks. Participants should refer to the respective fund prospectus for a more complete description of the investment objectives of each fund. The Advisory Committee reserves the right to change the available investment options from time to time.

Participants may change their investment options daily.

All profit sharing contributions are invested by the Trustee as advised by the Investment Manager.

PLAN PARTICIPANTS
The following summarizes the number of participants by fund as of December 31, 2000:

        American Century Value                                  324
        American Century Growth                               1,532
        American Century Select                               1,051
        American Century Ultra                                2,073
        American Century International                          485
        DST Systems, Inc. Common Stock                        1,505
        Davis NY Venture                                        692
        Fidelity Advisor Growth                                 769
        Janus Investment                                      2,958
        Janus Investment Enterprise                           2,609
        Janus Investment Mercury                              3,682
        Janus Investment Overseas                             2,131
        Managers Fund Special Equity                            544
        Money Market Obligs Prime Value                         496
        PIMCO Total Return                                      359
        Rowe T. Price Mid-cap Growth                            937
        Royce Total Return                                      279
        Standish Ayer & Wood Fixed Income                       219
        Vanguard Bond Index                                   1,174
        Vanguard Index 500                                    2,540
        Vanguard Value                                          538


DISTRIBUTION OF BENEFITS
Benefit distributions generally will be made in the event of retirement, death, disability, resignation or dismissal. A participant's normal retirement age is 59 1/2.

Balances not exceeding $5,000 will be automatically distributed as a lump sum as soon as administratively practicable following termination of employment. Balances exceeding $5,000 will be distributed upon participant election as soon as administratively practicable but no later than April 1st of the Plan year following the Plan year in which age 70 1/2 is attained. Such distributions may be elected as a lump sum or paid in monthly, quarterly or annual installments. Distributions shall be made in cash or, at the option of the Participant, in cash plus the number of whole shares of DST Common Stock allocated to the Participant's account.

Distributions must begin no later than the 60th day after the close of the Plan year in which a participant reaches normal retirement age or celebrates their 10th anniversary as a Plan member (whichever is later). Certain exceptions apply.

Upon death, all sums credited to the participant's account will be paid to the beneficiary or beneficiaries designated by the participant.

Distributions may also be made in the event of financial hardship of the participant. Certain restrictions apply.

PARTICIPANT LOANS
Participants may borrow up to 50% of their vested participant-directed accounts (subject to certain Plan and Internal Revenue Service limitations). Generally, loans must be repaid within five years. Loans bear a fixed rate of interest, which is set at loan origination using the Prime rate as published in the Wall Street Journal plus 1%.

PLAN TERMINATION
The Sponsor believes the Plan will continue without interruption; however, it reserves the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in any unvested balances from Sponsor contributions and their respective account balances will be distributed in accordance with the Plan.


2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The accompanying financial statements are presented on the accrual basis of accounting.

USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles general accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes in net assets available for plan benefits. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS
Short-term liquid investments with a maturity of three months or less are considered cash equivalents. Due to the short-term nature of these investments, carrying value approximates market value.

INVESTMENT VALUATION AND SECURITY TRANSACTIONS

Investments are recorded at fair value. Unrealized gains and losses are recognized in the year in which they occur. Mutual fund investments are valued at net asset value representing the value at which shares of the fund may be purchased or redeemed. The investments of the Master Trust are recorded at fair value as determined by quoted prices in active markets. Investment income of the Master Trust is allocated quarterly to participating plans based upon the fair value of participating plan interests in the Master Trust at the beginning of each quarter. Net assets of the Master Trust are allocated to participating plans based upon the value of the participating plan interests in the Master Trust at the beginning of the quarter plus actual contributions to the Master Trust and allocated investment income less actual distributions from the Master Trust. Loans are valued at the current amount due from participants.

CONTRIBUTIONS
Contributions are recognized in the year to which they relate.

ACCOUNTING FOR OBLIGATIONS FOR BENEFIT PAYMENTS TO TERMINATED EMPLOYEES
The Plan does not record a liability relating to the obligation for benefit payments to terminated employees. Distributions paid to participants in 2001 for in-service withdrawals and terminations during 2000 was $5,488,578. The amount paid in 2000 for in-service withdrawals and terminations during 1999 was $7,699,434.

The Plan's Form 5500 reflects the liability in the year of termination or in-service withdrawal.

INCOME TAX STATUS OF THE PLAN
The Internal Revenue Service has determined and informed the Sponsor by a letter dated February 14, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the IRC). The Plan has been amended since receiving the determination letter. However, the Advisory Committee and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.


3. PLAN INVESTMENTS

The following investments represent 5% or more of net assets available for benefits at year-end:


                                       DECEMBER 31,             DECEMBER 31,
                                           2000                     1999
                                  -------------------      ---------------------


American Century Growth                                          $   5,379,112
American Century Ultra                                               9,048,328
American Century Select                                              3,215,017
Janus Investment                                                     6,092,948
Janus Investment Mercury                                            10,855,419
Janus Investment Enterprise                                          4,701,033
Janus Investment Overseas                                            4,082,976
Investment in Master Trust           $  191,211,573


The investments listed above are participant-directed, except the Investment in Master Trust.

During 2000 and 1999, the Plan's participant-directed investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                            YEAR ENDED                     YEAR ENDED
                        DECEMBER 31, 2000              DECEMBER 31, 1999
                    ---------------------------    ---------------------------

Mutual funds                    $  (16,265,732)                 $  13,233,573
DST Common Stock                       987,414
                    ---------------------------    ---------------------------
                                $  (15,278,318)                 $  13,233,573
                    ---------------------------    ---------------------------


4. MASTER TRUST

The Plan's percentage ownership in the Master Trust is 72.8% at December 31, 2000. The Master Trust disclosure represents 100% of the balance in the Master Trust.

The Master Trust's assets by general type at December 31, 2000 is as follows:


Common stocks                                      $  232,402,259
Cash and cash equivalents                              19,016,245
Corporate debt                                          3,232,588
Government securities                                   7,967,133
                                         -------------------------
                                                   $  262,618,225
                                         -------------------------


The Master Trust's total investment income by type for the year ended December 31, 2000 is as follows:


Interest                                             $    718,126
Dividends                                               1,489,541
Net appreciation                                       25,175,081
                                         -------------------------
                                                    $  27,382,748
                                         -------------------------


The Master Trust's net appreciation (depreciation) of investments by type for the year ended December 31, 2000 is as follows:


Common stocks                                       $  25,177,831
Corporate debt                                            (84,584)
Government securities                                      81,834
                                         -------------------------
                                                    $  25,175,081
                                         -------------------------



                                                                                                                SCHEDULE I

                                                 DST SYSTEMS, INC. 401(K) PROFIT SHARING PLAN
                                                           EIN 43-1581814 / PIN 004

                                    Line 4i-Schedule of Assets Held for Investment Purposes at End of Year

                                                               December 31, 2000

          (a)                  (b) Identity              (c) Description             (d) Cost              (e) Current Value
----------------------- --------------------------- ----------------------------- --------------------- -------------------------
                          American Century            Value                                 (1)                  $    307,778
                          American Century            Growth                                (1)                     4,571,450
                          American Century            Select                                (1)                     2,900,015
                          American Century            Ultra                                 (1)                     7,435,290
                          American Century            International                         (1)                       399,710
             *            DST Systems, Inc.           Common Stock                          (1)                     3,946,334
                          Davis                       NY Venture                            (1)                       938,449
                          Fidelity Advisor            Growth                                (1)                       852,813
                          Janus Investment            Investment                            (1)                     7,870,880
                          Janus Investment            Enterprise                            (1)                     6,046,198
                          Janus Investment            Mercury                               (1)                    12,208,040
                          Janus Investment            Overseas                              (1)                     5,072,796
                          Managers Fund               Special Equity                        (1)                       691,071
                          Money Market Obligs         Prime Value                           (1)                     1,341,297
                          PIMCO                       Total Return                          (1)                       409,189
                          Rowe T. Price               Mid-cap Growth                        (1)                     1,284,753
                          Royce                       Total Return                          (1)                       246,172
                          Standish Ayer & Wood        Fixed Income                          (1)                       224,296
                          Vanguard                    Bond Index                            (1)                     1,944,859
                          Vanguard                    Index 500                             (1)                     6,153,552
                          Vanguard                    Value                                 (1)                       659,953
             *            Participant Loans           Interest rate - Prime + 1%             0                      1,326,437



*    Indicates a  party-in-interest
(1) In accordance with instructions to the Form 5500, the Plan is not required to disclose the cost component of participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 DST Systems, Inc. 401(k) Profit Sharing Plan

Date:  June 29, 2001             By: /S/ KENNETH V. HAGER
                                    --------------------------------------------
                                 Kenneth V. Hager
                                 Vice President, Chief Financial Officer and
                                 Treasurer